Pricing supplement no. 1494
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 20-A-IV dated April 15, 2010

Registration Statement No. 333-155535
Dated August 9, 2011
Rule 424(b)(2)

JPMorgan Chase & Co.

Structured Investments	**$3,954,000** **Semi-Annual Review Notes Linked to the S&P 500® Index due August 14, 2013**

General

- The notes are designed for investors who seek early exit prior to maturity at a premium if, on any one of the three Review Dates, the S&P 500® Index is at or above the Call Level applicable to that Review Date. If the notes are not automatically called, Investors will receive their principal back at maturity if the Ending Index Level is not less than the Initial Index level by more than 10%, but will lose up to 90% of their principal if the Ending Index Level is less than the Initial Index Level by more than 10%. Investors in the notes should be willing to accept this risk of loss and be willing to forgo interest and dividend payments, in exchange for the opportunity to receive a premium payment if the notes are automatically called. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- The first Review Date, and therefore the earliest date on which an automatic call may be initiated, is August 9, 2012.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing August 14, 2013**
- Minimum denominations of $1,000 and integral multiples thereof
- The notes priced on August 9, 2011 and are expected to settle on or about August 12, 2011.

Key Terms

Index:	The S&P 500® Index (the "Index")
Automatic Call:	If the Index closing level on any Review Date is greater than or equal to the Call Level, the notes will be automatically called for a cash payment per note that will vary depending on the applicable Review Date and call premium and that will be payable on the applicable Call Settlement Date.
Call Level:	**90% of the Initial Index Level for each Review Date**
Payment if Called:	For every $1,000 principal amount note, you will receive one payment of $1,000 plus a call premium amount, calculated as follows: • 9.90% ×$1,000 if automatically called on the first Review Date •14.85% × $1,000 if automatically called on the second Review Date • 19.80% × $1,000 if automatically called on the final Review Date
Payment at Maturity:	If the notes are not automatically called (*i.e.* the Ending Index Level is less than the Initial Index Level by more than 10%), **you will lose 1% of the principal amount of your notes for every 1% that the Ending Index Level is less than the Initial Index Level by more than 10%,** and your payment at maturity per $1,000 principal amount note will be calculated as follows: $$\$1,000 + [\$1,000 \times (\text{Index Return} + 10\%)]$$ *If the notes are not automatically called, you will lose up to $900 per $1,000 principal amount note.*
Buffer Amount:	10%
Index Return:	The performance of the Index from the Initial Index Level to the Ending Index Level calculated as follows: $$\frac{\text{Ending Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$$
Initial Index Level:	1130. Determined on the pricing date in the sole discretion of the calculation agent. **The Initial Index Level is not the official closing level of the Index on the pricing date.** Although the calculation agent has made all determinations and has taken all actions in relation to the establishment of the Initial Index Level in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Initial Index Level, that might affect the value of your notes.
Ending Index Level:	The Index closing level on the final Review Date
Review Dates**:	August 9, 2012 (first Review Date), February 11, 2013 (second Review Date), and August 9, 2013 (final Review Date)
Call Settlement Dates**:	August 14, 2012 (first Call Settlement Date), February 14, 2013 (second Call Settlement Date), and August 14, 2013 (final Call Settlement Date, which is also the Maturity Date), each of which is the third business day after the applicable Review Date specified above, except that the final Call Settlement Date is the Maturity Date
Maturity Date**:	August 14, 2013
CUSIP:	48125XK88

** Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" or "Description of Notes — Automatic Call," as applicable, in the accompanying product supplement no. 20-A-IV.

Investing in the Semi-Annual Review Notes involves a number of risks. See "Risk Factors" beginning on page PS-5 of the accompanying product supplement no. 20-A-IV and "Selected Risk Considerations" beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$10	$990
Total	$3,954,000	$ 39,540	$3,914,460

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $10.00 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize, some of which have been allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-50 of the accompanying product supplement no. 20-A-IV.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

August 9, 2011

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 20-A-IV dated April 15, 2010. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated August 9, 2011 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 20-A-IV, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 20-A-IV dated April 15, 2010:
  http://www.sec.gov/Archives/edgar/data/19617/000089109210001525/e38483_424b2.pdf

- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" and "our" refer to JPMorgan Chase & Co.

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — If the Index closing level is greater than or equal to the Call Level on a Review Date, your investment will yield a payment per $1,000 principal amount note of $1,000 plus: (i) 9.90% × $1,000 if automatically called on the first Review Date, (ii) 14.85% × $1,000 if automatically called on the second Review Date; or (iii) 19.80% × $1,000 if automatically called on the final Review Date. Because the notes are our senior unsecured obligations, payment of any amount if called or at maturity is subject to our ability to pay our obligations as they become due.

- **POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF AUTOMATIC CALL FEATURE** — While the original term of the notes is just over two years, the notes will be automatically called before maturity if the Index closing level is at or above the relevant Call Level on the applicable Review Date and you will be entitled to the applicable payment corresponding to such Review Date as set forth on the cover of this pricing supplement.

- **LIMITED PROTECTION AGAINST LOSS** — If the notes are not automatically called, the Ending Index Level will be less than the Initial Index Level by more than 10%, and, for every 1% that the Ending Index Level is less than the Initial Index level by more than 10%, you will lose an amount equal to 1% of the principal amount of your notes at maturity. Accordingly, if the notes are not automatically called at maturity, you will receive a payout equal to at least $100 per $1,000 principal amount notes, subject to the credit risk of JPMorgan Chase & Co.

- **POTENTIAL FOR EARLY EXIT AND 9.90% RETURN ON THE FIRST CALL SETTLEMENT DATE, 14.85% ON THE SECOND CALL SETTLEMENT DATE OR 19.80% ON THE MATURITY DATE, EVEN IF THE INDEX RETURN IS NEGATIVE ON THE APPLICABLE REVIEW DATE** — The Call Level for each of the Review Dates is set at 90% of the Initial Index Level. Accordingly, you will receive a payment of $1,099 per $1,000 principal amount note on the first Call Settlement Date, a payment of $1,148.50 per $1,000 principal amount note on the second Call Settlement Date or a payment of $1,198 per $1,000 principal amount note on the Maturity Date, as applicable, even if the Index closing level on the applicable Review Date is less than the Initial Index Level by up to 10%.

- **DIVERSIFICATION OF THE S&P 500® INDEX** — The return on the notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under "The S&P 500® Index" in the accompanying product supplement no. 20-A-IV.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 20-A-IV. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the notes as "open transactions" for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes should be treated as short-term capital gain or loss unless you hold your notes for more than a year, in which case the gain or loss should be long-term capital gain or loss, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which might include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

  The discussion in the preceding paragraph, when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component securities of the Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 20-A-IV dated April 15, 2010.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — If the notes are not automatically called, the Ending Index Level will be less than the Initial Index Level by more than 10%, and you will lose 1 % of your principal amount for every 1% that the Ending Index Level is less than the Initial Index Level by more than the 10% buffer. Accordingly, you could lose up to $900 for each $1,000 principal amount note that you invest in.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity or upon an automatic call, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. It is possible that such hedging activities or other trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. In addition, we are currently one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.

  Although the calculation agent has made all determinations and has taken all actions in relation to establishing the Initial Index Level in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Initial Index Level, that might affect the value of your notes.

- **LIMITED RETURN ON THE NOTES** — Your potential gain on the notes will be limited to the call premium applicable to the Review Dates as set forth on the cover of this pricing supplement, regardless of the appreciation in the Index, which may be significant. Because the Index closing level at various times during the term of the notes could be higher than on the Review Dates, you may receive a lower payment if automatically called or at maturity, as the case may be, than you would have if you had invested directly in the Index.

- **REINVESTMENT RISK** — If your notes are automatically called early, the term of the notes may be reduced to as short as one year. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are automatically called prior to the maturity date.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment upon an automatic call or at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the actual and expected volatility of the Index;
  - the time to maturity of the notes;
  - the dividend rate on the equity securities underlying the Index;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory and judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Hypothetical Examples of Amounts Payable upon Automatic Call or at Maturity

The following table illustrates the hypothetical simple total return (*i.e.*, not compounded) on the notes that could be realized on the applicable Review Date for a range of movements in the Index as shown under the column "Index Level Appreciation/Depreciation at Review Date." The following table assumes a hypothetical Initial Index Level of 1100 and a hypothetical Call Level of 990 (equal to 90% of the hypothetical Initial Index Level) on each of the Review Dates. The table reflects that the call premiums used to calculate the call premium amount applicable to the first, second and final Review Dates are 9.90%, 14.85% and 19.80%, respectively, regardless of the appreciation of the Index, which may be significant. There will be only one payment on the notes whether called or at maturity. An entry of "N/A" indicates that the notes would not be called on the applicable Review Date and no payment would be made on the applicable Call Settlement Date/Maturity Date. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes.

Index Closing Level	Index Level Appreciation/ Depreciation at Review Date	Total Return at First Call Settlement Date	Total Return at Second Call Settlement Date	Total Return at Maturity
1980.00	80.00%	9.90%	14.85%	19.80%
1870.00	70.00%	9.90%	14.85%	19.80%
1760.00	60.00%	9.90%	14.85%	19.80%
1650.00	50.00%	9.90%	14.85%	19.80%
1540.00	40.00%	9.90%	14.85%	19.80%
1430.00	30.00%	9.90%	14.85%	19.80%
1320.00	20.00%	9.90%	14.85%	19.80%
1210.00	10.00%	9.90%	14.85%	19.80%
1100.00	**0.00%**	**9.90%**	**14.85%**	**19.80%**
1098.90	-0.10%	**9.90%**	**14.85%**	**19.80%**
1045.00	-5.00%	**9.90%**	**14.85%**	**19.80%**
990.00	-10.00%	**9.90%**	**14.85%**	**19.80%**
899.90	-10.01%	N/A	N/A	-0.01%
880.00	-20.00%	N/A	N/A	-10.00%
770.00	-30.00%	N/A	N/A	-20.00%
660.00	-40.00%	N/A	N/A	-30.00%
550.00	-50.00%	N/A	N/A	-40.00%
440.00	-60.00%	N/A	N/A	-50.00%
330.00	-70.00%	N/A	N/A	-60.00%
220.00	-80.00%	N/A	N/A	-70.00%
110.00	-90.00%	N/A	N/A	-80.00%
0.00	-100.00%	N/A	N/A	-90.00%

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index decreases from the Initial Index Level of 1100 to an Index closing level of 1045 on the first Review Date. Because the Index closing level on the first Review Date of 1045 is greater than the corresponding Call Level of 990, the notes are automatically called, and the investor receives a single payment of $1,099 per $1,000 principal amount note on the first Call Settlement Date.

Example 2: The level of the Index decreases from the Initial Index Level of 1100 to an Index closing level of 880 on the first Review Date and 990 on the second Review Date. Because (a) the Index closing level on the first Review Date (880) is less than the corresponding Call Level of 990 and (b) the Index closing level on the second Review Date (990) is equal to the Call Level of 990, the notes are automatically called on the second Review Date and the investor receives a single payment of $1,148.50 per $1,000 principal amount note on the second Call Settlement Date.

Example 3: The level of the Index decreases from the Initial Index Level of 1100 to an Index closing level of 880 on the first Review Date, 770 on the second Review Date and 660 on the final Review Date. Because (a) the Index closing level on each of the first Review Date (880), second Review Date (770) and final Review Date (660) is less than the corresponding Call Level of 990, the notes are not automatically called and the investor receives a payment at maturity that is less than the principal amount for each $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (-40\% + 10\%)] = \$700$$

Example 4: The level of the Index decreases from the Initial Index Level of 1100 to an Index closing level of 880 on the first Review Date, 770 on the second Review Date and 0 on the final Review Date. Because (a) the Index closing level on each of the first Review Date (880), second Review Date (770) and final Review Date (0) is less than the corresponding Call Level of 990, the notes are not automatically called and the investor receives a payment at maturity of $100 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (-100\% + 10\%)] = \$100$$

These hypothetical returns and hypothetical payouts on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical total returns and payouts shown above would likely be lower.

Historical Information

The following graph sets forth the historical performance of the Index based on the weekly historical Index closing levels from January 6, 2006 through August 5, 2011. The Index closing level on August 9, 2011 was 1,172.53. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any Review Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment in excess of $100 per $1,000 principal amount note, subject to the credit risk of JPMorgan Chase & Co.



Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), *provided* that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 23, 2011, which has been filed as an exhibit to a Current Report on Form 8-K by us on March 23, 2011.